UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 5, 2005

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORM 8-K

PARKWAY PROPERTIES, INC.

Item 1.01. Entry into a Material Definitive Agreement

On January 5, 2005, Parkway Properties, Inc. (the "Company") entered into an agreement to purchase the 70% interest held by Investcorp International, Inc., its joint venture partner, in the property known as 233 North Michigan Avenue in Chicago, Illinois. Under the terms of the agreement Parkway will purchase the interest for a price equal to approximately $136 million. The Company will close the investment in two stages. The Company is scheduled to close 90% of the purchase in mid-January.   The second closing will occur following lender and rating agency approval, which is expected within ninety days. At closing the Company will also earn a $400,000 incentive fee from Investcorp based upon the economic returns generated over the life of the partnership. The purchase will be funded via a combination of sources including the assumption of an existing first mortgage, borrowings on the Company's existing lines of credit, proceeds from a December 2004 joint venture sale and proceeds from the issuance of securities.

The building contains 1,070,000 rentable square feet, which includes office, retail and storage space and an adjacent four-level structured parking garage. In connection with the purchase, Parkway will assume the first mortgage with a current balance of approximately $100 million, a fixed interest rate of 7.21% and a maturity date of July 2011. In accordance with generally accepted accounting principles the mortgage will be recorded to reflect the fair value of the financial instrument based on the approximate market rate of 4.9% on the date of purchase. An offset to the interest rate adjustment will be the amortization of the existing above market rental rates to current market. The Company expects these two financial entries to approximately offset one another for generally accepted accounting principle purposes in 2005.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements

The following audited financial statement of 233 North Michigan for the year ended December 31, 2003 is attached hereto. Also included is the unaudited financial statement for the nine months ended September 30, 2004:

The following unaudited Pro Forma Consolidated Financial Statements of Parkway for the year ended December 31, 2003 and the nine months ended September 30, 2004 are attached hereto:

(b)   Exhibits

10.1   Purchase Agreement between Parkway Properties LP and 233 Chicagoinvest, Inc.

23.1   Consent of Ernst & Young LLP

Report of Independent Auditors

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of 233 North Michigan for the year ended December 31, 2003. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the basis of accounting and accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, for inclusion in a Form 8-K of Parkway Properties, Inc. and are not intended to be a complete presentation of 233 North Michigan's revenues and expenses.

In our opinion, the statement of rental revenues and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of 233 North Michigan for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements for 2004 were not audited by us and, accordingly, we do not express an opinion on them.

Ernst & Young LLP

New Orleans, Louisiana
January 3, 2005

4

233 North Michigan

Statements of Rental Revenues
and Direct Operating Expenses
(in thousands)

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
		(unaudited)
Rental revenues:		
Minimum rents	$ 20,767	$ 13,956
Reimbursed charges	11,878	9,018
Parking income	1,488	1,130
Other income	490	993
	34,623	25,097
Direct operating expenses:		
Administrative and miscellaneous expenses	373	377
Salaries and wages	925	656
Utilities	1,610	1,212
Janitorial services and supplies	1,181	942
Maintenance services and supplies	1,091	775
Security	826	559
Insurance	518	406
Management fees	1,263	880
Real estate taxes	7,640	5,508
	15,427	11,315
Excess of rental revenues over direct operating expenses	$ 19,196	$ 13,782

See report of independent auditors and accompanying notes.

233 North Michigan
Notes to Statements of Rental Revenues
and Direct Operating Expenses

December 31, 2003

1. Organization and Significant Accounting Policies

Description of Property

On January 5, 2005, Parkway Properties, Inc. ("Parkway") entered into an agreement to acquire the remaining 70% interest in its investment in 233 North Michigan Avenue in Chicago ("233 North Michigan") from Investcorp International, Inc., Parkway's joint venture partner. Under the terms of the agreement Parkway will purchase an equity interest in a subsidiary limited liability company that owns the property for a price equal to approximately $136 million. The Company will close the investment in two stages. The Company is scheduled to close 90% of the purchase in mid-January. The second closing will occur following lender and rating agency approval, which is expected within ninety days. The building contains 1,070,000 rentable square feet, which includes office, retail and storage space and an adjacent four-level structured parking garage. In connection with the purchase, Parkway will assume the first mortgage with a current balance of approximately $100 million, a fixed interest rate of 7.21% and a maturity date of July 2011. Parkway plans to fund the purchase through its bank lines of credit, proceeds from a December 2004 joint venture sale and proceeds from the issuance of securities.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rental Revenue

Minimum rents from leases are recognized as revenue ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

The future minimum rents for 233 North Michigan's non-cancelable operating leases at December 31, 2003 are as follows (in thousands):

Year	Amount
2004	$ 19,870
2005	20,338
2006	18,932
2007	15,180
2008	15,216
Thereafter	46,581
	$136,117

See report of independent auditors.

The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

As of December 31, 2003, 233 North Michigan had six customers that occupied approximately 57% of the office space: The CIT Group, Inc., Seven Worldwide, Inc., Government Services Administration, United Healthcare Services, Young & Rubicam, Inc. and Clear Channel Broadcasting, Inc.

2.   Basis of Accounting

The accompanying statements of rental revenues and direct operating expenses are presented on the accrual basis. The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain expenses not comparable to the future operations of 233 North Michigan such as depreciation and mortgage interest expense. Management is not aware of any material factors relating to 233 North Michigan that would cause the reported financial information not to be necessarily indicative of future operating results.

3.   Management Fees

Management fees of approximately 4% of revenues received from the operations of 233 North Michigan were paid to Parkway Realty Services, a wholly owned subsidiary of Parkway. Management fee expense for the year ended December 31, 2003 and the nine months ended September 30, 2004 was $1,263,000 and $880,000, respectively.

See report of independent auditors.

PARKWAY PROPERTIES, INC.

Pro Forma Consolidated Financial Statements
(Unaudited)

The following unaudited pro forma consolidated balance sheet as of September 30, 2004 and pro forma consolidated statements of income of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 2003 and nine months ended September 30, 2004 give effect to the purchases by Parkway of certain properties listed below for the periods stated. The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.

The pro forma consolidated balance sheet sets forth the effect of Parkway's anticipated purchase of the 70% interest in 233 North Michigan as if the entire purchase had been consummated on September 30, 2004.

The pro forma consolidated statements of income set forth the effects of Parkway's purchases of the buildings listed below as if each had been consummated on January 1, 2003.

Building	Date of Purchase
Maitland 200	01/29/04
Capital City Plaza	04/02/04
Squaw Peak	08/24/04
233 North Michigan	01/14/05

These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the transactions had occurred on the dates indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 2003.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2004
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (1)	Parkway Pro Forma
		(In thousands)	
Assets			
Real estate related investments:			
Office and parking properties	$1,024,942	$ 185,847	$1,210,789
Parking development	1,462	-	1,462
Accumulated depreciation	(139,764)	-	(139,764)
	886,640	185,847	1,072,487
Land held for sale	3,528	-	3,528
Investment in unconsolidated joint ventures	19,950	(14,946)	5,004
	910,118	170,901	1,081,019
Interest, rents receivable and other assets	77,541	14,668	92,209
Cash and cash equivalents	1,579	-	1,579
	$ 989,238	$ 185,569	$1,174,807
Liabilities			
Notes payable to banks	$ 151,758	$ 8,195	$ 159,953
Mortgage notes payable without recourse	361,972	112,374	474,346
Accounts payable and other liabilities	46,892	-	46,892
	560,622	120,569	681,191
Minority Interest			
Minority interest – unit holders	40	-	40
Minority interest – real estate partnerships	3,769	-	3,769
	3,809	-	3,809
Stockholders' Equity			
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares authorized, 1,792,857 shares issued and outstanding	62,750	-	62,750
Series C Preferred stock, $.001 par value, 400,000 shares authorized, no shares issued	-	-	-
8.00% Series D Preferred stock, $.001 par value, 2,400,000 shares authorized, issued and outstanding	57,976	-	57,976
Preferred membership interests	10,741		10,741
Common stock, $.001 par value, 65,057,143 shares authorized, 11,430,812 and 12,784,979 shares issued and outstanding in 2004 and pro forma, respectively	11	1	12
Excess stock, $.001 par value, 30,000,000 shares authorized, no shares issued	-	-	-
Common stock held in trust, at cost, 130,000 shares	(4,400)	-	(4,400)
Additional paid-in capital	274,145	64,999	339,144
Unearned compensation	(4,044)	-	(4,044)
Accumulated other comprehensive income	109	-	109
Retained earnings	27,519	-	27,519
	424,807	65,000	489,807
	$ 989,238	$ 185,569	$1,174,807

See accompanying notes

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (2-3)		Parkway Pro Forma
		(In thousands, except per share data)		
Revenues				
Income from office and parking properties	$142,196	$ 50,948	(a)	$193,144
Management company income	2,136	(626)	(e)	1,510
Interest on note receivable from Moore Building Associates LP	819	-		819
Incentive management fee from Moore Building Associates LP	300	-		300
Other income and deferred gains	599	-		599
Total Revenues	146,050	50,322		196,372
Expenses				
Office and parking properties:				
Operating expense	63,362	23,215	(a)	86,577
Interest expense:				
Contractual	16,026	9,107	(c)	25,133
Amortization of loan costs	293	-		293
Depreciation and amortization	28,030	11,760	(a)	39,790
Operating expense for other real estate properties	37	-		37
Interest expense on bank notes:				
Contractual	2,834	1,629	(d)	4,463
Amortization of loan costs	565	-		565
Management company expenses	391	-		391
General and administrative	4,201	(416)	(e)	3,785
Total Expenses	115,739	45,295		161,034
Income before equity in earnings, gain and minority interest	30,311	5,027		35,338
Equity in earnings of unconsolidated joint ventures	2,212	(1,375)	(f)	837
Gain on sale of joint venture interest and real estate	10,661	-		10,661
Minority interest - unit holders	(3)	-		(3)
Net Income	43,181	3,652		46,833
Change in market value of interest rate swap	170	-		170
Comprehensive income	$ 43,351	$ 3,652		$ 47,003
Net income available to common stockholders:				
Net income	$ 43,181	$ 3,652		$ 46,833
Original issue costs associated with redemption or preferred stock	(2,619)	-		(2,619)
Dividends on preferred stock	(5,352)	(1,084)	(g)	(6,436)
Dividends on convertible preferred stock	(6,091)	-		(6,091)
Net income available to common stockholders	$ 29,119	$ 2,568		$ 31,687
Net income per common share:				
Basic	$ 2.85	-		$ 2.74
Diluted:	$ 2.79	-		$ 2.69
Dividends per common share	$ 2.60	-		$ 2.60
Weighted average shares outstanding:				
Basic	10,224	1,354		11,578
Diluted	10,453	1,354		11,807

See accompanying notes.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (2-3)		Parkway Pro Forma
		(In thousands, except per share data)		
Revenues				
Income from office and parking properties	$119,351	$ 29,913	(b)	$149,264
Management company income	1,270	(628)	(e)	642
Other income and deferred gains	20	-		20
Total Revenues	120,641	29,285		149,926
Expenses				
Office and parking properties:				
Operating expense	55,662	13,913	(b)	69,575
Interest expense:				
Contractual	14,369	5,564	(c)	19,933
Prepayment expenses	130	-		130
Amortization of loan costs	407	-		407
Depreciation and amortization	26,641	5,895	(b)	32,536
Operating expense for other real estate properties	18	-		18
Interest expense on bank notes:				
Contractual	2,696	525	(d)	3,221
Amortization of loan costs	329	-		329
Management company expenses	259	-		259
General and administrative	3,089	(700)	(e)	2,389
Total Expenses	103,600	25,197		128,797
Income before equity in earnings, gain and				
minority interest	17,041	4,088		21,129
Equity in earnings of unconsolidated joint ventures	1,469	(769)	(f)	700
Gain on note receivable	774	-		774
Minority interest - unit holders	(2)	-		(2)
Minority interest - real estate partnerships	92	-		92
Net Income	19,374	3,319		22,693
Change in market value of interest rate swap	109	-		109
Comprehensive income	$ 19,483	$ 3,319		$ 22,802
Net income available to common stockholders:				
Net income	$ 19,374	$ 3,319		$ 22,693
Dividends on preferred stock	(4,135)	(271)	(g)	(4,406)
Dividends on convertible preferred stock	(4,122)	-		(4,122)
Net income available to common stockholders	$ 11,117	$ 3,048		$ 14,165
Net income per common share:				
Basic	$ 1.00	-		$ 1.14
Diluted	$ .98	-		$ 1.12
Dividends per common share	$ 1.95	-		$ 1.95
Weighted average shares outstanding:				
Basic	11,094	1,354		12,448
Diluted	11,299	1,354		12,653

See accompanying notes

PARKWAY PROPERTIES, INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

1.   On January 5, 2005, Parkway Properties, Inc. ("Parkway") entered into an agreement to acquire the remaining 70% interest in its investment in 233 North Michigan Avenue in Chicago ("233 North Michigan") from Investcorp International, Inc., Parkway's joint venture partner. Under the terms of the agreement Parkway will purchase an equity interest in a subsidiary limited liability company that owns the property for a price equal to approximately $136 million. The Company will close the investment in two stages. The Company is scheduled to close 90% of the purchase in mid-January. The second closing will occur following lender and rating agency approval, which is expected within ninety days. The building contains 1,070,000 rentable square feet, which includes office, retail and storage space and an adjacent four-level structured parking garage. In connection with the purchase, Parkway will assume the first mortgage with a current balance of approximately $100 million, a fixed interest rate of 7.21% and a maturity date of July 2011. Parkway plans to fund the purchase through its bank lines of credit, proceeds from a December 2004 joint venture sale and proceeds from the issuance of securities.

2.   The pro forma adjustments to the Consolidated Statement of Income for the year ended December 31, 2003 and nine months ended September 30, 2004 set forth the effects of Parkway's purchase of the following buildings as if they had been consummated on January 1, 2003.

Building	Date of Purchase
Maitland 200	01/29/04
Capital City Plaza	04/02/04
Squaw Peak	08/24/04
233 North Michigan	01/14/05

These pro forma adjustments are detailed below for the year ended December 31, 2003 and nine months ended September 30, 2004.

The effect on income and expenses from real estate properties is as follows (in thousands):

(a) For the year ended December 31, 2003:

Building	Revenue	Expenses	
	Income From Real Estate Properties	Real Estate Owned	
		Operating Expense	Depreciation Expense
Maitland 200	$ 3,742	$ 1,561	$ 1,226
Capital City Plaza	8,624	4,186	3,670
Squaw Peak	5,643	2,041	2,613
233 North Michigan	32,939	15,427	4,251
	$ 50,948	$ 23,215	$ 11,760

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(b) For the nine months ended September 30, 2004:

Building	Revenue Income From Real Estate Properties	Expenses Real Estate Owned Operating Expense	Depreciation Expense
Maitland 200	$ 278	$ 116	$ 102
Capital City Plaza	2,001	965	917
Squaw Peak	3,796	1,517	1,687
233 North Michigan	23,838	11,315	3,189
	$29,913	$13,913	$ 5,895

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(c) Pro forma interest expense on real estate owned reflects interest on non-recourse debt assumed upon purchase as if in place January 1, 2003 and is detailed below (in thousands).

Property/Placement Date/Rate	Debt	Year Ended 12/31/03	Nine Months Ended 09/30/04
Debt assumed in Capital City Plaza purchase 04/04 3.67%	$ 49,073	$ 1,796	$ 437
Debt assumed in Squaw Peak purchase 08/04 4.92%	39,604	1,922	1,208
Debt assumed in 233 North Michigan purchase 01/05 4.87%	112,374	5,389	3,919
	$201,051	$ 9,107	$ 5,564

(d) The pro forma effect of the purchases on interest expense on notes payable to banks was $1,629,000 for the year ended December 31, 2003 and $525,000 for the nine months ended September 30, 2004.

(e) The net pro forma effect of the 233 North Michigan purchase on management company income and general and administrative expense is a reduction of $210,000 for the year ended December 31, 2003 and an increase of $72,000 for the nine months ended September 30, 2004.

(f) The pro forma effect of the 233 North Michigan purchase on equity in earnings of unconsolidated joint ventures for the year ended December 31, 2003 and nine months ended September 30, 2004 is a reduction of $1,375,000 and $769,000, respectively.

(g) The pro forma effect of the Capital City Plaza Purchase on dividends on preferred membership interests was $1,084,000 for the year ended December 31, 2003 and $271,000 for the nine months ended September 30, 2004.

3.   The pro forma net income per share for the year ended December 31, 2003 and the nine months ended September 30, 2004 reflect the issuance of 1,354,000 shares of Parkway common stock.

4.   No additional income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.

5.   Diluted net income per share for the year ended December 31, 2003 and nine months ended September 30, 2004 was $2.79 and $.98, respectively, based on diluted weighted average shares outstanding of 10,453,000 and 11,299,000, respectively.

    Pro forma diluted net income per share for the year ended December 31, 2003 and the nine months ended September 30, 2004 was $2.69 and $1.12, respectively, based on diluted weighted average shares outstanding of 11,807,000 and 12,653,000, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: January 7, 2005   PARKWAY PROPERTIES, INC.

                                                  BY: /s/ Mandy M. Pope
                                                        Mandy M. Pope, CPA
                                                        Chief Accounting Officer